PCAOB Public Company Accounting Oversight Board		1666 K Street, N.W Washington, DC 20006 Telephone: (202) 207-9100 Facsimile: (202) 862-8430 www.pcaobus.org
February 15,2008
Barney A. Richmond Chairman American Capital Holdings 1016 Clemmons Street Suite 302 Jupiter, FL 33477-3305 Dear Mr. Richmond:

Your recent letters to Chairman Mark W. Olson and Angela Desmond (dated December 17, 2007, January 1, 2008, and January 2, 2008) concerning American Capital Holdings ("ACH") and Wieseneck, Andres & Company, P.A. ("Wieseneck"),  have been forwarded to my attention. I write to respond to one aspect of your letters'. I understand that Claudius Modesti, the PCAOB's Director of Enforcement and Investigations, will separately respond to another aspect of your letters.

You refer to PCAOB Release No. 104-2005-117 ("the Release"), which is the publicly available portion of a PCAOB inspection report on Wieseneck. You suggest that the Release is critical of ACH's accounting in two respects, and you request consideration of your position before the PCAOB takes a position in the matter. Please note that (1) the Release indicates that PCAOB inspectors reviewed audits of two of Wieseneck's ten issuer audit clients, neither of which the Release identifies; (2) the Release is not critical of any audit clients' accounting, but instead describes failures by Wieseneck, in two respects, to perform audit procedures necessary for Wiese neck to have a sufficient basis for an audit opinion; and (3) the Release does not assert that both of those auditing failures were present in each of the audits reviewed. In addition, the PCAOB issued the Wieseneck inspection report in October of 2005, and there is no ongoing process with respect to its content.

Should you have any questions concerning PCAOB processes, please feel free to call me at (202) 207-9034.

Sincerely,

J. Gordon Seymour

General Counsel